UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 2)*
Affymax, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
00826A 10 9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00826A 10 9	13G	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS: The Bear Stearns Companies LLC[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	OO
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	CO
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Health Innoventures Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	OO
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS: BSHI Members L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	OO
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Health Innoventures, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	7	of	15 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Health Innoventures Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	8	of	15 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Health Innoventures Employee Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	9	of	15 Pages

1	NAMES OF REPORTING PERSONS: BX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 The previous reporting person, The Bear Stearns Companies Inc., a Delaware corporation, converted to a Delaware limited liability company and changed its name to The Bear Stearns Companies LLC.
2 The Bear Stearns Companies LLC is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, LLC (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Management is the sole general partner of Bear Stearns Health Innoventures, L.P., the sole general partner of Bear Stearns Health Innoventures Offshore, L.P., the sole general partner of BX, L.P., and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P., and Members co-invests with these funds.

CUSIP No.	00826A 10 9	13G	Page	10	of	15 Pages
Item 1(a). Name of Issuer:
     Affymax, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     4001 Miranda Avenue
     Palo Alto, CA 94304
Item 2(a). Name of Person Filing:
     The Bear Stearns Companies LLC
Item 2(b). Address of Principal Business Offices or, if None, Residence:
     383 Madison Ave.
     New York, NY 10179
Item 2(c). Citizenship:
     New York, United States of America.
Item 2(d). Title of Class of Securities:
     Common Stock, Par Value $0.001 Per Share
Item 2(e). CUSIP Number:
     00826A 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP No.	00826A 10 9	13G	Page	11	of	15 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership (as of December 31, 2008).
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
          See Box 9 on cover pages.
     (b) Percent of class:
          See Box 11 on cover pages.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote:
          See Box 5 on cover pages.
          (ii) Shared power to vote or direct the vote:
          See Box 6 on cover pages.
          (iii) Sole power to dispose or to direct the disposition of:
          See Box 7 on cover pages.

CUSIP No.	00826A 10 9	13G	Page	12	of	15 Pages
          (iv) Shared power to dispose or to direct the disposition of:
          See Box 8 on cover pages.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     See Exhibit Index.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

CUSIP No.	00826A 10 9	13G	Page	13	of	15 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

THE BEAR STEARNS COMPANIES LLC

By: Name:	/s/ Jeffrey M. Lipman Jeffrey M. Lipman
Title:	Senior Vice President

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, LLC

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BSHI MEMBERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Manager

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

CUSIP No.	00826A 10 9	13G	Page	14	of	15 Pages

BEAR STEARNS HEALTH INNOVENTURES, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES OFFSHORE, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BX, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

CUSIP No.	00826A 10 9	13G	Page	15	of	15 Pages
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
EXHIBIT INDEX TO SCHEDULE 13G
Exhibit 1
Agreement as to Joint Filing of Schedule 13G.
Exhibit 2
List of each group member making this joint filing.

EXHIBIT 1
     The undersigned hereby affirms that he, she or it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on his, her or its behalf.
Dated: February 12, 2010

THE BEAR STEARNS COMPANIES LLC

By: Name:	/s/ Jeffrey M. Lipman Jeffrey M. Lipman
Title:	Senior Vice President

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, LLC

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BSHI MEMBERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Manager

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES OFFSHORE, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

BX, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Todd Hesse

Name:	Todd Hesse
Title:	Authorized Signatory

EXHIBIT 2
In accordance with Item 8 of Schedule 13G, the following list identifies each member of the group making this joint Schedule 13G:
The Bear Stearns Companies LLC
Bear Stearns Asset Management Inc.
Bear Stearns Health Innoventures Management, LLC
BSHI Members, L.L.C.
Bear Stearns Health Innoventures, L.P.
Bear Stearns Health Innoventures Offshore, L.P.
Bear Stearns Health Innoventures Employee Fund, L.P.
BX, L.P.